Exhibit 99.2

Activist Investor Takes 9.99% Stake in Bollinger Innovations, Inc. Asks CEO to Maintain Nasdaq Listing, Seeks 50% of Shares and Board Control Via Tender Offer at 55% Premium Now or to Seek Board Seat; and to Propose Dividend, Bring New Funding Source Strategies, and Advocate Spin-Off

SEATTLE, Oct. 10, 2025 (GLOBE NEWSWIRE) -- Activist investor Jourdan Matthews, CEO of The Winvest Investment Fund Management Corp., announced today that Winvest is interested in acquiring a majority stake in Bollinger Innovations, Inc. [Ticker:BINI] via a tender offer with the support of the board or, alternatively, will seek a board seat to improve operations. Winvest acquired its current stake to open board discussions for Winvest's numerous proposals for growth, including:

•	strategies for securing $15 million or more in new funds;
•	issuing a new dividend to shareholders immediately out of the $15 million or more in proposed new funding;
•	the strategic acquisition of another NASDAQ-listed company to create a key subsidiary that funds large-scale debt reduction in Bollinger;
•	spinning-off or winding down the least profitable segments of Bollinger; and
•	creating a new investment arm for Bollinger, aimed at generating capital gains and interest income.

Commenting on Bollinger's potential, Mr. Matthews said: "The company has absolutely vast potential — only if it uses its most valuable asset, which I am proposing the company unleash immediately." Mr. Matthews also said of Bollinger: “Short interest is almost 1,500% right now and retail investors are furious; things have to change immediately, which is possible if the board manages its best asset correctly and uses it right away.” Mr. Matthews emphasized that there is no assurance that any of Winvest’s proposals will be adopted, and it is in the discretion of the board to take action on any or all of such proposals to improve the company. Bollinger has not endorsed these proposals.

About The Winvest Investment Fund Management Corp.

Winvest is a Seattle-based activist investment firm led by its CEO, Jourdan Matthews. Winvest was recently in the headlines for its involvement in a hostile takeover of then NASDAQ-listed LogicMark, Inc. (LGMK), demonstrating its bold approach to generating shareholder value through active board engagement. Follow Winvest on X at @yes_a_takeover.

"Had LogicMark embraced and prioritized the strategic proposals we recommended, they might have avoided being removed from NASDAQ, which occurred just months later." This highlights Winvest's shareholder-first focus through board engagement.

Looking ahead, Mr. Matthews is looking forward to working with the board on improving the company.

Contact Data

For media requests: (425) 331-9885

The Winvest Investment Fund Management Corp.

Skyline Tower 10900 NE 4th Street, Floor 23